Exhibit 12.1

Ratio of Earnings to Fixed Charges

The following table sets forth our ratios of consolidated earnings to fixed charges for the periods presented:

	Year Ended December 31,
	2011	2010	2009	2008	2007
	(in thousands except ratios) (unaudited)
Income before income taxes	$264,334	$129,793	$(262,030)	$(828,482)	$215,759
Add: Fixed charges	62,458	43,304	46,974	54,213	62,438
Add: Amortization of capitalized interest	860	1,353	2,667	1,273	1,265
Less: Capitalized Interest	(9,877)	(5,395)	(6,662)	(19,292)	(25,100)

Earnings before fixed charges	$317,775	$169,055	$(219,051)	$(792,288)	$254,362

Fixed Charges:
Interest expense, net of capitalized interest	$52,393	$37,706	$40,087	$34,709	$37,088
Capitalized interest	9,877	5,395	6,662	19,292	25,100
Portion of rental expense representative of an interest factor	188	203	225	212	250

Total fixed charges	$62,458	$43,304	$46,974	$54,213	$62,438

Ratio of earnings to fixed charges	5.1	3.9	— (1)	— (2)	4.1

(1)	Earnings were inadequate to cover fixed charges for the year ended December 31, 2009 by $266.0 million. Earnings for the year ended December 31, 2009 included an impairment write down of $218.9 million.
(2)	Earnings were inadequate to cover fixed charges for the year ended December 31, 2008 by $846.5 million. Earnings for the year ended December 31, 2008 included an impairment write down of $1,182.8 million.